BY EDGAR

November 6, 2013

Ms. Jennifer Thompson

Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:

Eaton Scientific Systems, Inc.

Form 10-K for the fiscal year ended January 31, 2013

Filed May 16, 2013

File No. 000-54803

Dear Ms. Thompson:

We are in receipt of the letter dated August 29, 2013 that the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Eaton Scientific Systems, Inc. (the “Company”) containing comments to the Company’s Annual Report on Form 10-K filed on May 16, 2013.

The Company acknowledges receipt of the letter referenced above.  The Company has retained the audit firm, Seale and Beers, to conduct the audit for the year ended January 31, 2012 (see attached copy of Engagement Letter), and anticipates completion of the audit within 30 days.  The Company will be submitting the response, including an amended 10-K for the year ended January 31, 2013, on or before December 15, 2013.

Please direct questions regarding this response letter to the undersigned at 310-281-6923 or Ms. Calli Bucci, Controller, at (310) 592-9235.

Very truly yours,

EATON SCIENTIFIC SYSTEMS, INC.

/s/ Michael J. Borkowski

Michael J. Borkowski

President and CEO

MJB/crb

Encl. Engagement Letter-Seale & Beers

Cc:

Elizabeth Lisa Sellars (SEC)

EATON SCIENTIFIC SYSTEMS, INC.

9595 Wilshire Boulevard s Suite 900 s Beverly Hills, CA 90212

310-281-6923 Office  s  888-899-3966 Fax

www.eatonscientific.com